June 15, 2007

Michele Anderson, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	InfoLinx Communications Ltd. Registration Statement on Form SB-2;
File No. 333-139805

Dear Ms. Anderson:

This letter is intended to provide a response to your comment letter dated January 31, 2007, regarding the above-referenced matter. This letter should be reviewed in conjunction with Amendment Number 1 to that Registration Statement on Form SB-2 (the “Amended Registration Statement”) for InfoLinx Communications Ltd. (“Company”). Clean and marked copies of the Amended Registration Statement are enclosed.

Comments:

1.

Since you are registering all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transactions covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) rather than a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D- 29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm for guidance in distinguishing secondary offerings from primary offerings.

The Company feels that the transactions covered by the Amended Registration Statement should be regarded as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) rather than a primary offering for the following reasons:

The selling shareholders have held shares in the Company for a significant amount of time which indicates that this is not a primary offering.

United States Securities and Exchange Commission
June 15, 2007

Over 91% of the outstanding shares (16,208,800 shares) were issued to the shareholders of InfoLinx Communications Ltd., a British Columbia corporation, all in a private placement in November 2006, in connection with the merger of InfoLinx Communications Ltd., a British Columbia corporation, into the Company. Of these over 68% (11,078,800 shares) were originally issued by that predecessor corporation over four years ago and over 87% (14,223,800 shares) were originally issued by that predecessor corporation over two years ago. As such, the vast majority of the selling shareholders made their decision to invest in the Company quite some time ago. Less than 9% of the outstanding shares were issued recently (in the last six months).

The circumstances under which the selling shareholders received shares indicates that this is not a primary offering.

Again, over 91% of the outstanding shares (16,208,800 shares) were issued to the shareholders of InfoLinx Communications Ltd., a British Columbia corporation, all in a private placement in November 2006, in connection with the merger of InfoLinx Communications Ltd., a British Columbia corporation, into the Company. These shares were originally issued by the predecessor corporation in 51 different private transactions over a six year period for both cash and services rendered. The 9% of the outstanding shares issued recently were issued to raise a moderate amount of cash to fund the Company’s operations and to acquire services. There are over 70 selling shareholders. This broad base of shareholders and the circumstances under which the shareholders were originally issued their shares indicates that the Company grew organically over a period in excess of 6 years and issued shares as necessary to fund its business and acquire necessary services.

The relationship of a majority of the selling shareholders to the Company indicates that this is not a primary offering.

There are over 70 selling shareholders and approximately 70% of the outstanding shares are owned by persons who are not officers and/or directors of the Company. The vast majority of the selling shareholders have no relationship to the Company other than as a shareholder.

The selling shareholders are not in the business of underwriting securities.

To the knowledge of the Company’s management, none of the Company’s shareholders are in the business of underwriting securities.

Under all the circumstances it does not appear that the selling shareholders are acting as a conduit for the Company.

United States Securities and Exchange Commission
June 15, 2007

As stated above, the vast majority of the registered shares were originally issued by the predecessor corporation in 51 different private transactions over a six-year period for both cash and services rendered. There are over 70 selling shareholders. This broad base of shareholders and the circumstances under which the shareholders were originally issued their shares indicates that the Company issued shares in a typical fashion of a growing company over substantial period of time as necessary to fund its business and acquire necessary services. As such, it is not possible to conclude that the selling shareholders are acting as a conduit for the Company.

2.

Your disclosure indicates that the selling shareholders will sell their shares at the “prevailing market price” or “a price privately determined by the shareholder and purchaser” yet there is currently no market for your securities other than a limited “Pink Sheet” market for your securities. Item 501 of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range pursuant to Rule 430A under the Securities Act prior to effectiveness. Also revise to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Alternatively, you may file a post-effective amendment to switch to a market price when the shares are quoted on the OTC Bulletin Board.

The disclosure has been revised to indicate that selling shareholders will offer their shares of the Company’s common stock at a price range of between $.05 and $.50 per share until the shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices.

3.

Please update your financial statements and related disclosure to meet the requirements of Form SB-2, including Item 310(g) of Regulation S-B. Also revise to include executive compensation and certain relationships and related transactions disclosure for the fiscal year ended November 30, 2006, in compliance with recently-amended Regulation S-B Items 402 and 404.

The financial statements and related disclosure have been updated to meet the requirements of Form SB-2, including Item 310(g) of Regulation S-B. Executive compensation and certain relationships and related transactions disclosure for the fiscal year ended November 30, 2006 is provided in compliance with Regulation S-B Items 402 and 404.

4.

Please disclose the natural person(s) who exercise investment and/or voting control over the shares held by each entity or non-natural person, including, but not limited to, Axion Developments and Jecar Investments Ltd., listed as a selling security holder, to the extent they are not widely held. See telephone interpretation 4S under “Regulation S-K” in our March 1999 supplement to our manual of publicly available telephone interpretations. In

United States Securities and Exchange Commission
June 15, 2007

addition, you should delete Cede & Co. from your table, and instead identify the selling shareholders that hold their securities through Cede.

The selling security holder table now discloses the natural persons who exercise investment and/or voting control over the shares held by each entity or non-natural person listed as a selling security holder. Cede & Co. has been deleted from the table, and it instead identifies the selling shareholders that hold their securities with Cede & Co.

Finally, if you have additional questions or comments regarding this matter, please do not hesitate to let us know. Of course, your time, attention, and cooperation regarding this matter are appreciated significantly. Thank you.

Sincerely,

InfoLinx Communications Ltd.,
a Nevada corporation

By: Matthew Jones

Enclosures:
Amended Registration Statement (Clean)
Amended Registration Statement (Blacklined)